

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 22, 2017

Gary Croft
President and Chief Executive Officer
Arrestage International, Inc.
20343 N. Hayden Road, Suite 101
Scottsdale, Arizona 85255

> **Re: Arrestage International, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 19, 2017**
> **File No. 333-222148**

Dear Mr. Croft:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, your registration statement fails to include a letter of consent from your independent registered public accounting firm. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Asia Timmons, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Anthony Demasi, Esq.